UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15839

ACTIVISION BLIZZARD, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-4803544
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2701 Olympic Boulevard Building B

Santa Monica, California 90404
(310) 255-2000

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Keith R. Dolliver
Vice President
Activision Blizzard, Inc.
2701 Olympic Boulevard Building B

Santa Monica, California 90404
(310) 255-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, $0.000001 par value per share
3.400% Senior Notes due 2026

3.400% Senior Notes due 2027

1.350% Senior Notes due 2030

4.500% Senior Notes due 2047

2.500% Senior Notes due 2050

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

* Explanatory Note: On October 13, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of January 18, 2022, as amended from time to time, by and among Microsoft Corporation, a Washington corporation (“Microsoft”), Anchorage Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Microsoft (“Merger Sub”), and Activision Blizzard, Inc. (the “Company”), Merger Sub merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Microsoft (the “Merger”). As a result of the Merger, the issued and outstanding Common Stock, par value $0.000001 per share, of the Company was cancelled, and the Company became a wholly-owned subsidiary of Microsoft.

The Company registered under the Securities Act of 1933, as amended (i) $850,000,000 of 3.400% Senior Notes due 2026 (the “2026 Notes”) in 2017 pursuant to a registration statement on Form S-4, filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2017 which was declared effective by the Commission on April 28, 2017, (ii) $400,000,000 of 3.400% Senior Notes due 2027 (the “2027 Notes”) and $400,000,000 of 4.500% Senior Notes due 2047 (the “2047 Notes”) in 2017 pursuant to a shelf registration statement on Form S-3, which became automatically effective upon filing with the Commission on September 7, 2016, and (iii) $500,000,000 of 1.350% Senior Notes due 2030 (the “2030 Notes”) and $1,500,000,000 of 2.500% Senior Notes due 2050 (the “2050 Notes”) in 2020 pursuant to a shelf registration statement on Form S-3, which became automatically effective upon filing with the Commission on September 4, 2019 (the 2026 Notes, 2027 Notes, 2030 Notes, 2047 Notes and 2050 Notes, collectively, the “Notes”). As of January 1, 2023, the beginning of the current fiscal year of the Company, and as of the date hereof, each series of Notes were held of record by less than 300 persons. As a result, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act with respect to the Notes was suspended, effective as of January 1, 2023. The Company is filing this Form 15 to provide notice of its intention to no longer file reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

3.400% Senior Notes due 2026: 78

3.400% Senior Notes due 2027: 58

1.350% Senior Notes due 2030: 69

4.500% Senior Notes due 2047: 48

2.500% Senior Notes due 2050: 75

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Activision Blizzard, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2023

ACTIVISION BLIZZARD, INC.

By:	/s/ Keith Dolliver
Name: Keith R. Dolliver
Title: Vice President